ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-4777

www.alston.com

Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com

June 29, 2007

Via Hand Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. William Friar

Re:	Security Bank Corporation ( “Security Bank”)

Form S-4, filed on May 17, 2007

File No. 333-143067

Mr. Friar:

We represent Security Bank, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated June 22, 2007, regarding Security Bank’s Form S-4, filed on May 17, 2007.

All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Amendment No. 1 to the Form S-4 (the “Form S-4/A”), which is being filed concurrently and reflects Security Bank’s responses to the Staff’s comments.

The Staff’s comments and Security Bank’s responses are set forth below.

General

1.	Comment. Provide us with any internal information provided by either of the companies to the other company or to a financial advisor for the other company. Disclose any material information and the material assumptions underlying this information or advise us that all the material information is already disclosed in the document. For example, we note the statement in the middle of page 22 that Burke Capital reviewed projected earnings prepared by Security Bank management. Projections or forecasts that have crossed from one company to the other, or to its advisors, must be included in the prospectus, if material.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

The Securities and Exchange Commission

June 29, 2007

Response.

The parties conducted customary due diligence prior to entering into the transaction. Internal projections were not provided by Security Bank to First Commerce or Burke Capital. The only information regarding Security Bank projections that was delivered to Burke Capital and First Commerce were publicly available research reports and analyst projections. We have attached the two research reports as Appendix A that were provided -- SNL Report Estimates Summary and a Sandler O’Neill Research Report, dated February 28, 2007.

With respect to First Commerce information provided to Security Bank, Troutman Sanders LLP, counsel to First Commerce, will provide, under separate cover, a copy of such internal information for the Staff’s internal review. Confidential treatment of these materials will be requested for the information. We are not aware of any information that was delivered by First Commerce or its advisors to Security Bank’s financial advisor.

We have revised the Form S-4/A to reflect the information provided by Security Bank to First Commerce and Burke Capital. We believe that the material information and material assumptions underlying the information have been disclosed in the Form S-4/A.

2.	Comment. Please provide the staff with copies of the board books, presentations and any other materials provided by financial advisors to the respective boards or management teams in connection with the transaction.

Response.

Troutman Sanders LLP will provide, under separate cover, a copy of the Burke Capital Group, L.L.C. Confidential Presentation as presented to First Commerce Community Bankshares, Inc.’s (“First Commerce”) board of directors on April 9, 2007 for the Staff’s internal review and subject to First Commerce’s request for confidentiality of these materials.

Cover Page

3.	Comment. Please review your document to insure that it is in plain English. For example, revise the first sentence to say what you want to say in everyday vernacular, deleting “pursuant to the merger of First Commerce with and into…” In this connection, please attempt to cull such words as “pursuant to,” “thereunder” and “herein.”

Response.

Security Bank has revised the disclosure as requested on the cover page of and throughout the Form S-4/A.

4.	Comment. Prominently disclose the approximate percentage of common stock each of the shareholder bases will own assuming the transactions are completed.

Response.

Security Bank has revised the disclosure as requested on the cover page of the Form S-4/A.

5.	Comment. Please revise to include the price of Security Bank’s common stock both as of the day before the merger announcement and as of a date near effectiveness. Do the same for the number of shares each First Commerce shareholder would receive. Revise paragraph two and three so that the most important information to shareholders is presented first. For example, move the second sentence in the third paragraph to the forepart of the two paragraphs and note the estimated per share special cash dividend.

The Securities and Exchange Commission

June 29, 2007

Response.

Security Bank has revised the disclosure as requested on the cover page of the Form S-4/A.

6.	Comment. Disclose the percentage of First Commerce shares that have agreed to vote for this merger.

Response.

Security Bank has revised the disclosure as requested on the cover page of the Form S-4/A.

Important Notice for First Commerce’s Shareholders

7.	Comment. The paragraph that begins, “The descriptions of the merger agreement…” is confusing. Please delete or revise to clarify.

Response.

Security Bank has revised the disclosure as requested by deleting the paragraph that begins, “The descriptions of the merger agreement…”

8.	Comment. Please include the disclosure found in Item 2 of Form S-4 regarding the availability of information incorporated by reference.

Response.

Security Bank has revised the disclosure as requested by including the disclosure regarding the availability of information incorporated by reference.

Questions and Answers, page i

9.	Comment. Under the question, “How many votes are needed to approve the 280G payments?” please revise to state that officers and directors of First Commerce have not agreed to vote in favor of this proposal, and disclose what percentage of outstanding shares is held by officers and directors excluding the shares held by Mr. Lumpkin.

Response.

The Securities and Exchange Commission

June 29, 2007

Security Bank has revised the disclosure as requested on page ii of the Form S-4/A.

Summary, page 1

280G Payments, page 5

10.	Comment. Briefly expand this section to disclose why shareholders are being asked to vote on this proposal and the effect of voting for or against the proposal.

Response.

Security Bank has revised the disclosure on page 6 of the Form S-4/A to include a brief discussion as to why the First Commerce shareholders are being asked to vote on the proposal and the effect of voting for or against the proposal.

First Commerce’s Directors and Executive Officers, page 8

11.	Comment. Please revise to quantify the payments discussed in the first and third bullet points.

Response.

Security Bank has revised the disclosure as requested on page 9 of the Form S-4/A.

The First Commerce Special Shareholders’ Meeting, page 16

12.	Comment. Please provide further detail as to any procedures or limitations for adjourning to solicit additional votes. For example, is there a minimum or maximum adjournment time?

Response.

First Commerce has decided to solicit proxies to adjourn the meeting in the event there are not sufficient votes at the time of the special meeting to approve the merger and/or the 280G payments. We have revised the disclosure on page 16 of the Form S-4/A to include the limitations under Georgia law on the ability of First Commerce to adjourn the meeting to solicit additional votes.

13.	Comment. Revise to state that you will not use discretionary authority granted by proxies voted against the reorganization to adjourn the meeting to solicit additional votes.

Response.

The Securities and Exchange Commission

June 29, 2007

Security Bank has revised the disclosure on page 18 of the Form S-4/A to state that no proxy with instructions to vote against the merger or the 280G payments will be voted in favor of any proposal to adjourn the meeting.

14.	Comment. Revise to describe every material contact, negotiation or discussion in reasonable detail between First Commerce and Security Bank, affiliates, financial advisors, counselors, each Company’s Board and special committees. The disclosure should include the nature, substance and atmosphere, if material, of the discussions. Identify in each instance who initiated the contact, discussion or negotiation – including the names of individuals, if appropriate. In this regard, note that merely an identification of issues addressed, or a vague reference to certain matters, is not a substitute for a description of the material issues addressed and the positions taken by the involved parties.

Response.

In response to the Staff’s comment, Security Bank has revised the disclosure on pages 20 and 21 of the Form S-4/A to include more specific details with respect to the discussions and negotiations.

15.	Comment. Please revise to describe the negotiation of the principal terms of the merger, including price.

Response.

Security Bank has revised the discussion under the heading “Background of the Merger” on pages 20 and 21 of the Form S-4/A to include more detail regarding the negotiations, including the principal terms of the merger.

Reasons for the Merger, page 20

16.	Comment. Most of the bullet points in this section are very generic. Revise to disclose more specifically what was significant about each of the “factors” considered. For example, the statement that Security Bank’s management considered the ability of the operations of First Commerce to contribute to earnings is too general. What material aspects of that matter were considered that supported or did not support the proposed merger?

Response.

The Securities and Exchange Commission

June 29, 2007

Security Bank has revised the disclosure as requested on pages 22 and 23 of the Form S-4/A.

17.	Comment. In the section regarding Security Bank, disclose any specifically negative factors considered.

Response.

Security Bank has revised the disclosure as requested on page 23 of the Form S-4/A.

Opinion of Burke Capital, page 22

18.	Comment. We note that some of analysis was done using unaudited financial results. Please confirm to us that the unaudited financial results were not materially different from the audited results.

Response.

First Commerce confirms that the unaudited financial results used by Burke Capital in its analysis were not materially different from First Commerce’s audited results for the period.

Information Regarding Burke Capital’s Engagement, page 31

19.	Comment. Disclose any association between Burke Capital and First Commerce within the past two years for which Burke Capital received remuneration, including the amount of the remuneration.

Response.

Burke Capital was not engaged to perform any additional services for First Commerce in the prior two years. Security Bank has revised the disclosure on page 33 of the Form S-4/A to include this information.

20.	Comment. Please elaborate upon the method by which the fee to Burke Capital will be calculated. Also, please clarify the third sentence.

Response.

Security Bank has revised the disclosure on page 33 of the Form S-4/A to include how the fee payable to Burke Capital is calculated.

Financial Interests of Directors and Executive Officers in the Merger, page 38

The Securities and Exchange Commission

June 29, 2007

21.	Comment. Please disclose the dollar amount of compensation that will be paid to directors under Security Bank’s director compensation policy. Similarly, please disclose the individual dollar amounts that will be paid in the subsection, “Employment Agreements,” on page 39.

Response.

Security Bank has revised the disclosure as requested on pages 41 and 42 of the Form S-4/A.

Material Federal Income Tax Consequences. . ., page 44

22.	Comment. Please revise to state that the disclosure is a summary of the opinion of your tax counsel. Alternatively, state that this disclosure constitutes counsel’s opinion, in which case the Exhibit 8 opinion should merely refer to the opinion in the document.

Response.

Security Bank has revised the disclosure as requested on pages 46 and 47 of the Form S-4/A.

Certain Differences in Rights of Shareholders, page 47

23.	Comment. Please delete the sentence that begins, “First Commerce shareholders should consult their own legal counsel…” Shareholders should be able to rely on this disclosure.

Response.

Security Bank has revised the disclosure as requested on page 49 of the Form S-4/A.

Dissenters’ Rights, page 50

24.	Comment. Please clarify whether the failure to vote against the proposal will constitute a waiver of appraisal rights. Refer to Instruction 1 to Item 3 of Schedule 14A.

Response.

Security Bank has revised the disclosure as requested on page 52 of the Form S-4/A.

The Securities and Exchange Commission

June 29, 2007

The 280G Payments, page 53

25.	Comment. In plain English, please explain the effect upon the company if shareholders do not approve this transaction.

Response.

Security Bank has revised the disclosure on page 55 of the Form S-4/A to include a statement regarding the 280G payments that, as a result of Mr. Lumpkin’s waiver of any payments in excess of the parachute payment threshold under Section 280G, the failure of the First Commerce shareholders to approve the 280G payments will not have any effect on Security Bank.

Incorporation of Documents by Reference, page 57

26.	Comment. Please revise the statement that begins, “Any statement contained in a document…” to clarify its meaning in plain English.

Response.

Security Bank has revised the disclosure as requested on page 59 of the Form S-4/A.

Information about First Commerce, page 58

27.	Comment. In this section, or in some other appropriate section, please briefly disclose why no financial information pertaining to First Commerce is included and consider briefly noting what it has provided to its shareholder in the past.

Response.

Security Bank has revised the disclosure as requested on page 60 of the Form S-4/A.

Security Bank did not include financial information pertaining to First Commerce because we believed the SEC would not object to this omission based on Item 17(b)(7)(ii) of Form S-4 and a telephone interpretation to Regulation M-A. The shares of First Commerce common stock are not traded on any securities exchange, and the shares of First Commerce common stock have no established trading market. Additionally, per Item 17(b)(7)(ii) of Form S-4, “no financial information (including pro forma and comparative per share information) for the company being acquired need be provided” if the target is significant to the registrant at or below the 20% level and the registrant’s shareholders are not

The Securities and Exchange Commission

June 29, 2007

voting on the transaction. First Commerce is not significant to Security Bank at a level at or above 20% and Security Bank’s shareholders are not voting on the transaction, therefore, financial information need not be included in the disclosure regarding First Commerce.

Also, we reviewed and relied on the Manual of Publicly Available Telephone Interpretations to Regulation M-A (July 2001, Third Supplement), which provides in Section I.H. Financial Statements, Question 2: “What target ‘financial information’ can be omitted under Item 17(b)(7)(ii) to Form S-4?” The interpretation provides that, “the staff will not object to the omission of pro forma and comparative per share information as well as financial and related information of the target stipulated under Regulation S-K Items 301, 302, 303, 304(b), and 305, and comparable items of regulation S-B.”

Related Party Transactions, page 62

28.	Comment. Please revise the second sentence to state, “…for comparable transactions with persons not related to [the lender]…” Refer to Instruction 4(c)(ii) to Item 404(b) of Regulation S-K.

Response.

Security Bank has revised the disclosure as requested on page 64 of the Form S-4/A.

In connection with these responses, Security Bank hereby acknowledges that (i) Security Bank is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Security Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of Security Bank’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,

/s/ Randolph A. Moore III

Randolph A. Moore III

cc:	H. Averett Walker

James R. McLemore

Thomas O. Powell

Gregory Dundas

Appendix A

Research Analysts’ Projections for Security Bank